Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: June 2, 2026

The following is a transcript of a presentation by Sysco Corporation at the 2026 Deutsche Bank Conference on June 2, 2026.

Presentation

Lauren Danielle Silberman

Deutsche Bank AG, Research Division

Hi, everyone. I'm Lauren Silberman, the equity research analyst covering restaurants and food distributors at Deutsche Bank. Sorry, I can't be there in person today, but very happy to introduce Sysco Live from Paris.

With us, we have CEO, Kevin Hourican and Interim CFO, Brandon Sewell. So I'll turn it over to Kevin and Brandon to start their presentation. Thanks so much.

Kevin P. Hourican

CEO & Chairman

Great. Lauren, thank you for the introduction. And congratulations to Lauren for upcoming wedding. So she can't be with us here in person today. And we appreciate your hosting Lauren, and look forward to being here again next year, and thank you for having us here at this year's 2026 Deutsche Bank Conference.

Let's go ahead and jump in with what we want to be able to talk to you about today. Today, we think we provide a little bit of a hybrid update on core Sysco, our performance, a little bit about who we are for those that don't know us as well. We are going to talk about our Jetro Restaurant Depot transaction.

So good afternoon, and good morning to those that are joining us from the United States. Along with me is Brandon Sewell, our Interim CFO, Brandon will join me in covering the content. I've got about 10 minutes. Brandon is going to come up for 10 minutes, and then I'm going to come back up to wrap up our time together.

So let's go ahead and jump in. My first few slides, I'm going to go through rather quickly. Some of it is this background information, to afford us more time to go deeper on the things that are net new for today. So you know Sysco, we're the #1 food service distributor in the countries that we operate in around the world. We're #1 in broadline. We are #1 in what we call specialty, which is produce protein, Italian products, Asian products in a business in the U.S., we call European imports.

We are #1 in each of those businesses. Specialty alone is a $10 billion business for Sysco, bigger than some of our competitors in the broadline space. And we believe specialty is a $10 billion growth opportunity for our company. We operate a large and growing international portfolio that is increasingly profitable that I'll chat about in a minute. And we are #1 in all of the categories that we operate in on that bottom wheel except for one, health care.

We're #2 in health care. And our health care business is growing nicely, but we're #1 in travel and hospitality. We're #1 in education. We're #1 in the food service management sector, and obviously #1 in restaurants. So let's talk about that international portfolio.

Sysco has got #1 market share in 8 of the 10 countries that we operate in around the world. And for the two that we don't, we are making meaningful progress growing our business profitably and there's a pathway to being #1 over time. We've grown that share, as I just said, most importantly, with a profitability focus, our tenth consecutive quarter of double-digit profit growth and how we are winning internationally is by deploying what we call the Sysco play. So modern website supported by boots on the ground sales colleagues with a modern and efficient supply chain and the broadest assortment of what we call broadline goods, which is a full assortment.

Interestingly, that's not the case in all countries that we operate in. France, the country we're in right now as an example only, is dominated by single category players. So we're introducing and bringing the broadline concept that has worked so successfully in the United States to some of the countries that we're operating in, and we're seeing restaurant operators meaningfully respond to that full breadth offering to get one delivery of everything that they need.

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Sysco is #1 in an attractive and growing industry, a $370 billion total addressable market in just the United States and this is one of our favorite charts. The green line is our share of wallet from the food away from home industry over time. The blue line is grocery. It is a durable, consistent trend that food away from home takes share of stomach, take share of wallet over time, and this is a trend that has persisted for decades.

And Europe is about 10 years behind the United States on this curve, but following the exact same pattern. This is a growth industry. This is a growth space, and Sysco is able to take share in the space, which we've done for each of the past 6 years.

We call it bigger pie, bigger slice of that pie, which fits to the chart that is here. We've grown our sales in 54 out of the past 57 years. We think, even more importantly or impressively, we've grown our dividend for 56 consecutive years, and that's something we're deeply committed to even while we're going through the Jetro Restaurant Depot, debt reduction, period of delevering.

The fact that we've been able to grow our dividend for 56 years is driven by the consistency of our performance over time with growth engines to fuel our future success. $10 billion of growth in specialty, $10 billion-plus growth opportunity in international. And of course, a net new channel, cash and carry that we are prepared to talk with you about today. We can grow each of these businesses profitably taking share from the industry overall in an industry, as I said a moment ago, that's growing.

Let's take a step back. Let's talk about our local business. You've heard me talk on this stage before about our local business in a period of recovery and improvement. We're meaningfully pleased with the progress that we are making in local. We are not declaring victory in local. We are communicating, we are making meaningful progress that you can see on the trend of the black line that is on this page. In the most recent quarter, our Q3, we improved our performance in local by 210 basis points, which was stronger than the overall market, our rate of improvement from quarter-to-quarter was meaningfully stronger than the overall market and our named peers.

We talked about that Q4, the quarter that we are in that we will deliver at least 2.5% volume growth in Q4. Let me first call your eyes to the dotted black line, which is traffic to restaurants that comes from a third-party source. This is publicly available information. Black Box is the name of the source. Traffic quarter-to-date in Q4 is down 2%, which is roughly equal to what it was in Q3, so essentially flat.

We are communicating today that quarter-to-date through where we are right now, we are on track to deliver our 2.5% volume growth. This is something that now Brandon will talk more about. And when we deliver that 2.5% volume growth for Q4, you can see on the right-hand side of the page, that will be a 120 basis point improvement on a two-year stack basis. It will be better than the rate of improvement quarter-over-quarter in the overall industry, which will show that we are taking share in local.

This improvement is coming from the stability of improved retention of our sales colleagues at Sysco, the increased selling productivity that is coming from that colleague improvement in selling tools that we have deployed like AI 360, which you're going to hear me talk about in just a moment.

Leadership at Sysco, we define as performing for today while transforming for tomorrow. Our best leaders are able to do both an equal measure to deliver on today's P&L and transform the company for decades of future to come. We have an opportunity today to talk about two things that are in the transformation bucket.

The first is on the left-hand side of the page. Leveraging technology and deploying modern tools through technology to improve the efficiency of the company, and this is net new material that we've not covered with investors before. And the right-hand side of the page is a very bold new chapter for our company, which is the integration of Jetro Restaurant Depot into our family of businesses to serve customers even better than we do today.

So let's jump in. We won't have time today to go into the depths of this given our limited time. We'll talk more about this opportunity on our Q4 earnings call. We will contextually make this real from a P&L perspective in our fiscal 2027 guidance. What I want you to know today on today's call is we are meaningfully leaning in as are many companies across industries around the world on leveraging tech to do our work better, faster, cheaper. It needs to be all three. The work itself can be done better, higher quality.

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It can be done much more quickly than it's being done today. And because of those two things at the same time, obviously, we can do that work more efficiently, AKA cheaper.

We have bucketed the work into three tracks. The sales track, the supply chain track and a back-office track. And we have six major work efforts that fall within those three buckets. I'm co-leading this effort from my seat, it needs to start at the top. The CEO needs to set the stage of what good looks like in this effort. And Navin Advani, our interim CIDO is leaning in across these six tracks to help us deliver as a company, a faster, better, cheaper way of doing our work. We've launched the first one, which is revenue growth through improving sales productivity, which is 360 in the palm of our sales colleagues hand in their smartphone is an agentic selling agent that powers them up to know what to focus on, on the visit they are on that today or average SC has 50-plus customers.

They're visiting lots of customers per week and this tool keeps them focused on what to sell, what to focus on. We can track close rate by colleague. We can track sales incrementality by opportunity by colleague by day. And the power and leveraging that information to coach our colleagues for improved selling is extraordinary, and we are in the early innings of this effort.

We're going to take this same capability and apply it to our contract business, which is 50% of our business, to improve how we bid on contract business, opening the aperture for us to be able to bid on more business than we currently do and learn over time the profit profile that's necessary to have a high win rate at a margin profile that meets our expectations. It's just an example. I'll go to the middle, supply chain.

Brandon has said to investors we've met with. Technology improves meaningfully over time. And we believe we have an opportunity to improve customer-facing fill rates while simultaneously removing inventory from our working capital. It's easy to do one of those two things. It's hard to do both at the same time. We know by leaning in with tech partners that we'll talk more about in the future, we can do that work more efficiently, take working capital out of our system while simultaneously improving fill rates.

On the bottom, we have an opportunity to improve routing efficiency. We've launched a project to update worldwide our routing capabilities to a modern tech platform. It's a product that's in flight. We can infuse it with artificial intelligence to make the job of the router easier to put better routes out on the road every day, reducing miles increases pieces shipped per mile delivered, which improves Sysco’s profitability, and we know we can do that work with improved customer-facing ETA, which is the better part of the better, faster, cheaper.

Last but not least is the back office. We can attack the cost structure of the company from everything back in from call centers to AR to AP to customer service, to handling the thousands of questions that come to us every day from customers, we can do that work more efficiently. Leveraging technology, the customer experience will improve, and we believe we can take millions out of our expense basis.

Our intention on our fiscal 2027 guidance call is to put this in dollar terms for you for the impact to our P&L. We've already announced the cost takeout number that is live already. This would be on top of that. And we'll put out a BHAG or a big hairy audacious goal longer-term operating efficiency at that time as well. What we're most excited about today though was the bringing of two great companies together. Sysco - the best in Broadline, Jetro Restaurant Depot, the best in the Cash & Carry business - to do what is on this page.

I won't have time today to do this full justice. But when I look at this chart, the left-hand side of the page is what the customer sees and will experience. More customers will have more access to more value in savings opportunities by Sysco, helping JRD bring their format to 125 net new locations.

We at Sysco, with the incorporation of Jetro Restaurant Depot will increase our local business by more than 1.5x, and that local business will grow faster than our total company. In the middle of the P&L, you see the financial profile of this deal. By bringing Restaurant Depot into our overall company, our revenue will increase by 20%. Profit EBITDA will grow by 45% and our free cash flow will grow by 55%.

It shows you the raw horsepower of the cash generation of Restaurant Depot and what we can do with that cash for the longer term. Operating margins will expand by 150 basis points. On the right-hand side, you can see how the MAVs flow through from a deal accretion perspective. What gets us the most excited

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is after we have gone through the period of focused delevering what we can do as a company with $2 billion of incremental free cash flow from increasing our rate of dividend to increasing share buyback, to investing in our company for growth and future M&A that won't require debt because of the powerful cash generation of the business.

Restaurant Depot, as I said, is the leader in the cash and carry space. a large, growing and very profitable channel, $16 billion of revenue, $2.1 billion of EBITDA and almost $2 billion of free cash flow. 167 locations today. When they open a new store, it's like a magnet from one mom-and-pop restaurants drawn in because on average, Restaurant Depot saves their customers roughly 15% to 20% versus the prices you pay if you're having delivery of those products to the customer.

The vast majority of their stores are in metro areas bringing them very close to their targeted customers. They've grown their sales 28 out of 30 years, and they've grown their profit, 30 consecutive years, and that includes COVID. I'll repeat that. They improved their profit during COVID.

But why is this chart right here. The channel is attractive to the end consumer. You can see the CAGR, the compounded annual growth rate, of the cash and carry channel is 5%. Broadline grows too, by the way. Broadline, the business that we are in today is a good business, growing on average 4%. Cash & Carry grows even faster. In good times, and it grows even more quickly in economic downturns or recessions or any kind of a blip. And the why is that value prop. When the going gets tough, when traffic is down to restaurants, they need ways to be able to save money. The best place to save money as a restaurant is to go to Restaurant Depot the price you're going to pay is 15% to 20% cheaper than delivery, and they are meaningfully cheaper than their cash and carry competition. They're doing any blip. They tend to take share. That share tends to be sticky with them and they keep it over time.

The JRD stores are purpose-built. They are no frills warehouse clubs. I think Costco for restaurants, a one-stop shop with everything that you need to outfit the kitchen for your restaurant at prices that are meaningfully better than if you were to have that product to deliver. We are excited about being able to bring that capability to more communities. This chart just shows the durability of the performance of the business over time.

One of the most compelling aspects of this business is the leadership talent, leadership capability, Richard Kirschner, the CEO, the COOs that report to Richard; and Stanley Fleishman, their chair, who will be joining our Board. Disciplined 30-plus year tenures in this industry and their track record of success year-over-year-over-year, helping profitably grow the business. Can't wait to work with them and to help them bring this capability to more geographies, which we will talk about in a minute.

So I'm now going to get out of the way. We're going to bring Brandon up, Brandon is going to talk about our financial profile, and then I'll come back to wrap it up. So Brandon, over to you.

Brandon Elliot Sewell

Interim Chief Financial Officer

Great. Thanks, Kevin, and thank you to each of you for your interest in Sysco. I really want to talk about two things today. Number one, I want to talk about our core business. While we know there is still opportunity, we're pleased with the progress that we've made, and we're on a great path. And then two, I want to talk a little bit about Restaurant Depot in the near term and the long-term value that we think it can bring to our investors.

So let's jump into it. Let's talk about -- let's start by talking about today. Kevin just said we're on track for Q4 for our local volume sales growth. What that really means is it's an improvement on a two-year stack of about 120 basis points versus Q3. So continued incremental opportunity.

Looking at this slide, our CAGR on sales is about 5% over the last five years. It's roughly double that on EPS. That means that we've had operating leverage in our margins. Our gross profit have grown faster than our operating expense. What that includes is that as we move into our -- it really includes our #1 market share and it renders from that size and scale over our market share industry-leading sales margins, free cash flow.

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And then we are the only company in our industry with an investment-grade balance sheet. That's something that's really important to us. As we dive into each of our two segments, and it's fun to be here in the International segment, today, we'll talk about that. We just talked about the local case volume, right? 20 basis points sequentially from Q2 to Q3 and another 120 basis points of our commitment that we're on track to achieve.

In our international space, we've been at 4% healthy volume growth for the last two quarters in Q3 and --Q2 and Q3. The operating income in our international space is even higher than that. We're in our tenth consecutive quarter of double-digit operating income growth. You look at that, why is that the case? Well, we've been investing in international. We're investing in people. We're investing in our supply chain, and we're investing in our technology.

And those things are beginning to come together and we see meaningful opportunity for continued improvement in that space. As you know, our operating income as a percent of sales is lower than that in the U.S. As those investments come to fruition, we see those two growing together. So we see continued opportunity over time for our international business.

With our two segments coming together and creating that strong foundation, what that then leads to is opportunity for transformational M&A enters the picture of Restaurant Depot. We studied Restaurant Depot for months, and we got to a point on June -- excuse me, on March 30, where we announced the acquisition.

Post that, we've had the opportunity to meet with some of you, other analysts and investors. And really, those conversations have been enjoyable and they've revolved around five topics, and that's what you see on the screen.

Number one, our plan to deleverage. Number two, are the 13% EBITDA margins that we see really sustainable? Number three, CapEx, what does it look like with Restaurant Depot. Number four, what is the opportunity for growth in the store expansion? And then number five, what we're calling our Better Together revenue synergies.

We'll go through each of these one at a time, and let's start with the deleveraging plan.

The good news is we've already started preparing for deleveraging. We talked in Q3 about our current position. We're at 2.8x net leverage. On day one, of announcement, we'll be at 4.5x net leverage. Over the next 24 months, we'll move from 4.5x to 3.5x net leverage. As we go through that process of 24 months, we'll give quarterly updates on where we're at.

There are three reasons as to why we are highly confident in being able to do that and meet that calendar of 3.5 turns within 24 months. Number one, this was a major point in our modeling. The Board spent considerable time on this. We, as a management team spent considerable time on this. And I personally will be dedicated to helping us deleverage. It will be the #1 focus.

Number two, we've built into the model, what we're calling an investment-grade cushion. What we mean by that is during the 2008 financial crisis for a reference point, our business was down on top line, 1.2%. For one of these two years of that 24 months, we would have to be down more than 6% in order to not meet that investment-grade cushion.

If we don't need that, there will be opportunity to accelerate that deleveraging. And last, Kevin talked about it a little bit. From a working capital perspective, there are two things. Number one, we're looking at our processes. And number two, we're using technology to accelerate our working capital and improve the efficiency there, primarily in the inventory space.

In doing so, we can then apply that cash savings into a quicker deleveraging process. Beyond that 24 months, we can then return to our historical run rate of 2.75 turns. And then in year four, it gets exciting. We will have doubled our free cash flow by then, and we'll have the opportunity to then return to our shareholders that value through share repurchases, increased dividend and growth M&A without having to do financing.

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This is a question that we have received with -- from some investors, and this is a new slide. We have talked about 13% EBITDA margins with Restaurant Depot. We are now showing three years. Those 13% EBITDA margins have been consistent over the last several years. You look at it and you say, a Sysco is a 5.2% EBITDA margin, how possibly could it be the case? Restaurant Depot is at 13%, considerably higher.

Well, it starts with the store itself, the box. It's a very large box. From an operational perspective, it creates massive efficiency -- when you have a full truckload coming from a supplier and being unloaded by pallets, moved into the store and put up on the reserve rack and then move down to have the customer pick it. That is pretty much the labor model inside of our Restaurant Depot. That full truck enables that efficiency.

Second, from a labor perspective, Restaurant Depot doesn't have salespeople who are earning commissions. They also have no transportation, meaning they don't have to buy trucks, there's no maintenance on trucks. There's no fuel. In addition, there is no driver and there's no selector.

So when you take all of those costs out of that model and the customer themselves are doing the picking, the packing and the shipping and using their time to do so, it allows for those higher EBITDA margins of 13%. Are they sustainable? The definitive answer is yes, and they have been that way for multiple years.

The last thing I would tell you is when we looked at this business, it wasn't surprising to us that they were 13%. If you take our broadline P&L and you divide it between large, medium and small customers, our smaller customers are in line with that 13%. We're confident in the EBITDA margins as you go from the 5.2% for Sysco stand-alone today, post acquisition, that will move up to 6.7%, roughly 150 basis points of expansion on our EBITDA margins.

And then the third thing, before I pass it back to Kevin is CapEx. We received questions on CapEx as a percent of sales. What does it look like with Restaurant Depot. Do you feel like you'll have to put more money into it, post acquisition to make up for things that they didn't do. This was a big talking point for us as we looked across their portfolio.

We did two things that give us confidence. Number one is we hired a third party to go in each and every single store. We ask them to look at three things at each store. Look at the parking lot. Look at the roof and look at the chiller, right? The refrigeration equipment is actually quite expensive.

From a CapEx perspective, those are the things we ask them to focus on. In addition to that, we had our own employees go through each store, every single store and rate them and look at them and check them out. Through those two resources, we became very comfortable that the CapEx as a percent of sales that they had been running was appropriate. There will not be a day post close, where we have to pour more CapEx than what they've been running in. So we feel very comfortable that the maintenance has been done appropriately. Some of you have had the opportunity to go into a Restaurant Depot store.

For those of you who have gone into them, you'll see that there are no frills. It is an industrial feel to the store. They have cement floors. The painting on the wall is not always the most beautiful thing in the world, and that's okay. That is the business model. We feel comfortable with the CapEx and confident that we will -- that it is sustainable at less than 1% of sales.

With that, I'm now going to pass it back to Kevin to talk about the last two things that have been of interest with our investors.

Kevin P. Hourican
CEO & Chairman

Great. Brandon, thank you. Appreciate it. Appreciate all you're doing for Sysco as our interim CFO and for getting us back on track because they didn't run long and he was efficient. So the deleverage plan, CapEx as a percent of sales, operating margin. These are three of the most common questions that we've been asked. There's been two more that we've been asked, and we're trying to address each of them one at a time. And our Board, by the way, was actually ten months of diligence that we did against understanding of each of these topics. So we would be confident and comfortable that this was a good use of our capital with a

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strong return for our investors. -- frankly, the thing that I was most concerned about before I got into the details was the white space opportunity.

If the brand, as an example only, we're at saturation, the forward-facing compounded annual growth rate would be less attractive. It would be problematic. It would be a challenge, definitively, definitively. We have an opportunity to open at least 125 net new locations. We hired a real estate firm to go bottoms up, starting with restaurant locations heat map density of where restaurants are located where Restaurant Depot is not, and we built it bottoms up independently.

We then did a side-by-side comparison with the Restaurant Depot leadership team and real estate team to say, do we have a strong match, the match was incredibly high, giving both Restaurant Depot, Richard Kirschner and I the confidence in the ability to open approximately 125 net new doors.

On average, Restaurant Depot has been opening five to six stores per year, we can continue that play for 25 more years. Or if we wanted to, at an appropriate time, we could speed that up if we chose to do so. The point is lots of runway. The map you see in the dots you see are existing locations. Arkansas, as an example, is a state not colored in because they're not there. I have a warehouse in Little Rock, Arkansas. We can leverage that warehouse. Brandon talked about efficient inbound supply chain.

I already have full truckloads of product going from a common supplier group to my warehouse, let's stop at our warehouse, unload half the truck, continue on to the Restaurant Depot store, offload the rest of the truck. We never touch their product. It's the touching of the product that adds cost, it's damage, et cetera, that efficiency that they can do in their existing locations is harder for them to do in places like Knoxville, Des Moines, Spokane, Boise Little Rock.

We bring them to those communities. We win better together. When a Restaurant Depot store opens up in a net new geography, they attract almost twice the business that we, Sysco, do from a delivery perspective in a 30-minute circle around the store. And why? It's the price points. And they tend not to take that business from Sysco because it's a different customer. The customer that chooses to buy from Sysco is looking for a white glove service, a sales rep who's in their kitchen every week, a delivery that's happening multiple times per week on a tri-temperature truck with a driver that they know.

I said this morning, who they give the keys to, literally, we unlock their kitchen, deliver their product in the middle of the night, lock up the door and leave that trust and intimacy that customer sticks with Sysco. It's the rest of the industry from a value-seeking customer perspective who JRD attracts.

Now let's talk north of the border. Not included in the deal math is the opportunity to bring this concept to Canada, and we passionately believe there's a great opportunity to bring this concept to Canada. There is not a clear #1 player in Canada today. There's a lot of small regional family-owned cash and carry players and select retailers that dabble in the space, but no one is 100,000 square foot box with an end-to-end assortment at prices that are 10% to -- excuse me, 15% to 20% cheaper than delivery.

We intend to run this play up north. We have a DC in every province -- we have the by far #1 market share in broad line delivery in Canada, we can leverage that backbone to bring this incredible opportunity up north. Again, that's not in the deal model. So let's be really clear, what is in the deal model and what is not. We think this chart is constructive because the blue circles are what is in. The circles on the bottom are what's not yet in, and I'd love to talk to you about both.

Brandon and I have more than 100% confidence on the net $250 million cost synergy. And why is it comes from procurement. It comes from third-party credit card interchange fees, $0 from SG&A reduction. We think this is important. We think it deserves repeating, $0 from headcount reduction. So we were able to stand up in front of Richard's team on a townhall meeting and say, no job elimination.

Risk comes down, interest and excitement level go up, retention of Restaurant Depot colleagues go up. In fact, we're going to invest meaningfully for retention of the top leadership of Restaurant Depot. The money comes from procurement of services, products and the like. And it is a number we've haircut to get to the net 250. Also included in the new model is the opening of approximately five to six stores per year, should we choose to go faster. That would be upside.

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When we go to Canada, that is upside, but the opening in the five, six stores per year is in the deal model. So now we're clear on that. The things that are on the bottom, and we are calling these the better together, revenue synergy opportunities are not. And these things are real. Brandon actually said publicly in a previous setting, I'll say it again. We believe these ideas are as big, if not bigger, from an EBIT contribution perspective than the number that's written on the page and that's flowing through the profit profile of NewCo in that 6.5% profit margin rate.

From left to right, I've got a chart for each one of these things, so I'll save time by skipping forward. Let's go through example opportunities of customer profiles. These are examples. This is the first one, a hypothetical customer, but there are tens of thousands of them. It is a Restaurant Depot customer. They're shopping primarily at Restaurant Depot, but they're not buying from Restaurant Depot, their specialty cut produce or their custom-cut proteins. It's a chef who is buying dry goods, frozen goods, pantry goods, and they're going to specialty for the rest, a specialty distributor for the rest.

We Sysco are the number one player in specialty. We produce these products we can bring them to Restaurant Depot store at our cost and be very cost effective and have the chef who is already in the Restaurant Depot store, buying dry goods, frozen goods, pantry goods, they can now buy custom cut produce, -- they can buy portion cut steaks. Restaurant Depot today sells mostly full carcass. This is a revenue growth opportunity at the existing Restaurant Depot store. This is not a small opportunity.

In fact, when we did our first town hall meeting at JRD's headquarters. The first, second and third questions from their team where can I get access to you? Can I get access to, can I get access to you? Yes, yes and yes. And we'll do it at cost so that we can be very cost-effective on the price the customer pays. These are premium products. These are chefs who want premium products, they will buy them and they're not currently available.

Let's do the flip. So that was JRD benefiting from Sysco's assortment. Now let's do the complete opposite. I actually think this is a bigger idea. Tens of thousands of customers fit this profile. This example is what we would call an LCC customer or a limited concept. They have ten doors. Doing cash and carry as your primary is really hard if you have ten doors. It's hard to go to the store, pick up the product and have to shuttle it all around. So they are a delivery primary customer. But what happens is they run out of products from time to time or they are using a regional broadliner for a lower-priced Hispanic assortment, as an example only. Each of these two examples are called out on the right-hand side of the page.

So I think they get delivery Tuesdays and Thursday, on Saturday morning, they run out of beef, they run out of salmon. They can call their sales rep. We have 6,500 of them, and that sales rep can activate on this restaurant's behalf, getting them that product same day. We Sysco doing that from a warehouse that's hours away. It's very expensive for us to do click and collect, for us to do Instacart shuttled to the restaurant for us to have our sales rep, go by the Restaurant Depot store, pick up the product and bring it to the customer in a temperature-controlled food safety compliant manner is something we will do. We will do it. This is a meaningful opportunity.

I call it the needed -- now customer use case scenario. They have run out of something, they get two deliveries a week. They need the product now. We will solve that customer needs. Today, this customer is like scatter putting out to the ether. They're going to Kroger. They're going to Walmart. They're going to Sam’s club, they're going to Costco. Some of them are going to Jetro Restaurant Depot, let's be clear. But our building of a loyalty program locking that customer in, giving them a buy more, save more opportunity.

If you buy more from us in aggregate, we will reward you for it. This is a big idea. This happens all day, every day in our industry, and we will build a loyalty program to activate this. The last of the customer examples is a preapproved from the Cheesecake Factory example. You may not know, we do the vast majority of their distribution. We've spoken to them.

As we have spoken to our other large national chain customers. You might not know Cheesecake Factory is a 100% from scratch kitchen. Everything they serve is made from scratch in the restaurant. So if they run out of ingredients, it's a huge problem because it's not just one entree, it actually could impact dozens of things on that 50-page menu.

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They actually called us when they heard about the announcement and said, "Can we leverage those stores for sending our crew out to the store to pick up what we need today, what happens in not just this customer, but in other customers, they'll give someone a credit card, some cash, can you run out and go get us some tomatoes because the next delivery is not for a day or two. Think about this concept. We're a national chain customer, not small, runs out of something.

They can send anyone from their business to RD, have a preapproved order guide of what's allowed to be bought. No tender needs to be shown at the store because it's going to be bought on account, the Sysco on account file or they can use their website our app, place an order on behalf all they have to do is send someone over to the store to pick it up. This idea is important.

The Chief Procurement Officer or sometimes Chief Logistics Officer, depending upon the company is excited about the opportunity to improve what they call compliance, increasing their compliance spend. So this is hotels, this is food service management operators think Compass, Aramark. It is large national chains. Our ability to lock in that spend for delivery, which we already do.

And when something is out of stock to be able to lock them in on this spend is meaningful. It's meaningful for the customer because they do not get a rebate on a case that gets bought outside of the channel. It's meaningful for the Chief Procurement Officer because they're getting an appropriate cost for what's being distributed. It's meaningful for us because it's incremental business.

This chart essentially shows the life cycle of what that could look like. I start as a single unit mom-and-pop operator, and I'm going to Cash & Carry because they are the by far cheapest in town. And it is what I need to make my restaurant successful. I graduate up. I opened another door, a second door, a third door, fourth door. By the time I hit my fifth door, I'm having a hard time with my inventory management. How about I get a delivery from Sysco, one day a week at all my locations for my dry goods, and my frozen goods, and I'm going to still come to the store maybe a couple of times a week for fresh product.

We will matriculate customers up this longitudinal curve. And for the biggest of the big, this is attractive and for the smallest of the small. We will build a loyalty model founded in the data, which will be crystal clear and easy to understand. If you buy more from total Sysco, you will win. You will save with us from a buy-more perspective.

We've been asked the question, well, why is someone else not doing this? There's no one else who has a nationwide fulfillment network of DCs and there's no one else who has a nationwide fulfillment network of stores. Fast forward into the future, we will have 300 micro fulfillment centers called Restaurant Depot that will serve people who walk in and serve people who will do delivery.

So I wrap up, this is our last slide in the deck. What gives us confidence? Our core U.S. Broadline business is on strong solid footing. We are not declaring victory. We are declaring we are making meaningful progress. We are confident in the direction of travel. We just today communicated Q4 and it’s on track for the 2.5% volume growth in a market that's been flat from a traffic perspective. We are on track in our core business. This deal is likely to close in approximately nine months.

The government has requested additional information from Sysco, which means in parlance of the legal folks a second request, which we expected, which we communicated when we announced the deal that it would take approximately a year or close in our Q3 -- the government is going to take a look at the data. We have the data. We know what the data says, which is there's very little overlap between the two customer business profiles.

And this deal is about saving restaurants money, bringing the low-cost leader format to more communities, saving money and definitively, we will not be raising prices at Restaurant Depot’s stores. The government will see this when they look at their data and we're confident the deal will get approved. So this deal doesn't close until roughly Q3. What happens between now and then is we deliver strong financial results in our core U.S. business.

And we are in the deep planning stages for what to do day one of deal close, month one of deal close, the year one of deal close. Delevering being the primary priority, as Brandon said, any incremental dollar we produce from a cash flow perspective will be targeted towards delevering. We know we need to bring our

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debt down in a timely manner, which we're committed to doing. But here's what it excites us, and it's on the page.

New company will grow faster, be more profitable and return more value to shareholders than stand-alone Sysco. We have a core business that will grow profitably, take share, and produce strong returns, and we have a new entry to the Sysco family, a bold new chapter that we're very excited about. Our ability to put that more hot water into the tub with a 13% operating profit from Jetro Restaurant Depot is compelling. And the things that we can do with the better-together thesis that others can't are truly exciting.

So with that, we thank you for your time. We appreciate your interest in Sysco. We hope you all have a great rest of your day. Thank you very much.

Lauren Danielle Silberman

Deutsche Bank AG, Research Division

Thank you, Kevin and Brandon. Appreciate you guys being in Paris.

Kevin P. Hourican
CEO & Chairman

Thank you, Lauren. Thank you. Have a great day.

Brandon Elliot Sewell

Interim Chief Financial Officer

Appreciate it.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco will cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at http://investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.